As filed with the U.S. Securities and Exchange Commission on July 22, 2005

Registration No.  333-86930

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

JSC VOLGATELECOM

(fka Open Joint Stock Company Nizhegorodsvyazinform)

(Exact name of issuer of deposited securities as specified in its charter)

Not applicable

(Translation of issuer’s name into English)

RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004

Telephone (212) 623-0636

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.	Alan Bannister, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Clifford Chance Limited Liability Partnership 10 Upper Bank Street London E14 5JJ United Kingdom 44-207-600-1000

It is proposed that this filing become effective under Rule 466

☒            immediately upon filing

☐            on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two common shares of JSC VolgaTelecom (fka Open Joint Stock Company Nizhegorodsvyazinform)

	N/A	N/A	N/A	N/A

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraphs (15), (16) and (18)
(iii) Collection and distribution of dividends	Paragraphs (4), (12), (13), (15) and (18)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15), (16), (18), (20) and (21)
(v) Sale or exercise of rights	Paragraphs (12), (13), (15), (17) and (18)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6), (7), (8) and (21)
(x) Limitation upon the liability of the Depositary	Paragraph (18)
(3) Fees and Charges	Paragraphs (7) and (8)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)                                  Statement that JSC VolgaTelecom (fka Open Joint Stock Company Nizhegorodsvyazinform) furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)                                  Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of April 22, 2002 as further Amended and Restated as of October 12, 2004 among Open Joint Stock Company Nizhegorodsvyazinform (the “Company”), JPMorgan Chase Bank, as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)                                 Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not applicable.

(c)                                  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  Not applicable.

(d)                                 Opinion of counsel to the Depositary as to the legality of the securities being registered.  Not applicable.

(e)                                  Certification under Rule 466.  Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)          The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)         If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 21, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser.
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, JSC VolgaTelecom (fka Open Joint Stock Company Nizhegorodsvyazinform) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on  1 July , 2005.

JSC VOLGATELECOM

By:	/s/ S. Omelchenko
Name:	S. Omelchenko
Title:	General Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints S. Omelchenko his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of 1 July, 2005.

Signatures	Title

/s/S. Omelchenko	General Director (Principal Executive Officer)
S. Omelchanko

/s/N. Popkov	Chief Accountant (Principal Financial and
N. Popkov	Accounting Officer)

/s/E. Jurchanko	Chairman of the Board of Directors
E. Jurchenko

/s/V. Andreev	Director
V. Andreev

Signatures	Title

/s/A. Grigorieva	Director
A. Grigorieva

/s/M. Bobin	Director
M. Bobin

V. Dudchenko	Director

/s/V. Savchenko	Director
V. Savchenko

/s/S. Chernogorodskiy	Director
S. Chernogorodskiy

O. Federov	Director

/s/Donald J. Puglisi	Authorized Representative in
Donald J. Puglisi	the United States

INDEX TO EXHIBITS

Exhibit Number	Sequentially Numbered Page
(a)	Form of Amended and Restated Deposit Agreement.
(e)	Rule 466 Certification